UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
001-39128
FORM 12b-25
CUSIP NUMBER
60879E309
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

MOMENTUS INC.
Full Name of Registrant
Former Name if Applicable
3901 N. First Street
Address of Principal Executive Office (Street and Number)
San Jose, California 95134
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
Momentus Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because the Company requires additional time to finalize the accounting treatment of certain warrants to purchase convertible notes and common stock purchase warrants pursuant to an equity purchase agreement that the Company entered into on September 25, 2025. The Company is working diligently to complete the Form 10-Q as soon as possible.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Lon Ensler	650	564-7820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Service revenue for the nine months ended September 30, 2025, decreased to $0.7 million from $1.8 million for the nine months ended September 30, 2024. Total operating expenses for the nine months ended September 30, 2025, decreased to $19.1 million from $24.6 million for the nine months ended September 30, 2024, due to decreases in R&D expense and general and administrative expense in the current year period. Loss from operations for the nine months ended September 30, 2025, decreased to $(18.4) million from $(22.9) million for the nine months ended September 30, 2024. The Company’s net loss for the nine months ended September 30, 2025, increased to $(28.1) million from $(23.1) million for the nine months ended September 30, 2024, primarily due to a loss on debt extinguishment of $(2.8) million and other income (expense) of $(5.9) million due to the amendment of outstanding convertible notes and issuances of warrants in September 2025, partially offset by the decrease in net loss in the current year period.

MOMENTUS INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 14, 2025	Momentus Inc.

	By:	/s/ Lon Ensler
Lon Ensler
Chief Financial Officer